JANNEY MONTGOMERY SCOTT LLC

Consolidated Statement of Financial Condition and Supplemental Information
with Report of Independent Registered Public Accounting Firm

December 31, 2023



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SEC FILE NUMBER
8-00462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Janney Montgomery Scott LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 Arch Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Miller	215-665-6137	amiller2@janney.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Janney Montgomery Scott LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
JANELLE M BATEMAN - Notary Public
Philadelphia County
My Commission Expires August 18, 2027
Commission Number 1239922

Janelle M Bateman
Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JANNEY MONTGOMERY SCOTT LLC
Consolidated Statement of Financial Condition

December 31, 2023

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Janney Montgomery Scott LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Janney Montgomery Scott LLC and its subsidiaries (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10

PricewaterhouseCoopers LLP, Two Commerce Square, 2001 Market Street, Suite 1800, Philadelphia, Pennsylvania 19103-7042 T: (267) 330 3000; F: (267) 330 3300, www.pwc.com/us



under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statement as a whole.

PricewaterhouseCoopers LLP

February 21, 2024

We have served as the Company's auditor since 2004.

JANNEY MONTGOMERY SCOTT LLC
Consolidated Statement of Financial Condition

December 31, 2023

Assets:

Cash and cash equivalents	$	22,474,971
Segregated & restricted cash		13,318,243
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		2,355,079,236
Securities failed to deliver		16,770,998
Clearing organizations		17,628,223
Receivable from customers (net of allowance for doubtful accounts)		765,729,029
Right-of-use assets		90,443,150
Securities owned		305,098,552
Investments in partnerships		492,943
Furniture, equipment and leasehold improvements (net of accumulated depreciation and grant contra assets)		36,480,896
Intangible assets (net of accumulated amortization)		5,326,157
Goodwill		140,423,194
Corporate owned life insurance		203,485,116
Employee loans and advances (net of reserve)		294,672,009
Deferred tax asset, net		27,899,892
Deposits with clearing organizations and others		32,812,685
Other assets		95,792,385
Total assets	$	4,423,927,679

Liabilities and equity:

Short-term bank loans	$	40,246,478
Payable to brokers, dealers and clearing organizations:		
Securities loaned		2,724,395,056
Clearing organizations		6,735,018
Securities failed to receive		7,108,248
Lease liabilities		109,303,019
Payable to customers		226,869,807
Securities sold, not yet purchased		33,561,631
Accrued compensation		354,903,173
Other liabilities		122,284,912
		3,625,407,342
Liabilities subordinated to the claims of general creditors		585,000,000
Member's equity		210,069,448
Accumulated other comprehensive income		3,450,889
Total liabilities and member's equity	$	4,423,927,679

JANNEY MONTGOMERY SCOTT LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2023

1. ORGANIZATION

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission ("SEC"), a registered introducing broker with the U.S. Commodities and Futures Trading Commission ("CFTC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Industry Protection Corporation ("SIPC") and a member of the National Futures Association ("NFA"). The Company engages in a broad range of activities in the private wealth management, equity, and fixed income capital markets. The Company is a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). Janney Capital Management, Janney Trust Company LLC and TM Capital Corp. are wholly owned subsidiaries of the Company and consolidated for financial statement purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Consolidated Statement of Financial Condition in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Principles of Consolidation

The Consolidated Statement of Financial Condition includes the Company and its controlled subsidiaries. All significant inter-company transactions and balances among the consolidated entities have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include deposits held at financial institutions, which are available for the Company's use with no restrictions, with original maturities of 90 days or less. As of December 31, 2023, the Company did not have any cash equivalents.

Segregated and Restricted Cash

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. As of December 31, 2023, the Company has a requirement to segregate cash in a special reserve account for the benefit of customers. The balance in that account is $3,500,000.

The Company conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. As of December 31, 2023, the Company held cash collateral of $5,318,243 in a segregated account for the exclusive benefit of customers of this program.

The Company held restricted cash of $4,500,000 at its broker-dealer subsidiary, TM Capital, in order to meet net capital regulatory requirements, such amount cannot be withdrawn without an approval from the regulator, at December 31, 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. The Company considers these receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments. As of December 31, 2023, the Company pledged $42,090,426 of Securities Owned as collateral to meet clearing fund requirements for securities transactions in addition to the cash deposits on the Consolidated Statement of Financial Condition.

Securities owned and securities sold, not yet purchased are valued at quoted market prices except for certain fixed income instruments whose fair value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair value. Firm inventory positions are not typically held for more than thirty days.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit collateral which must equal or exceed 102% of the contract value with cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral of 102% of the contract value in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary. As of December 31, 2023, the Company had securities borrowed of $2,355,079,236 and securities loaned of $2,724,395,056, which were collateralized by securities of $2,270,009,917 and $2,632,123,022 respectively.

Repurchase Agreements

Repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. As of December 31, 2023, the Company had no open repurchase agreements.

Financial Instruments

The Company's financial instruments are measured at fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset, or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, government and agency obligations, and municipal debt securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- Level 3 inputs are unobservable inputs for the asset or liability, and are used in situations where there is, little if any, market activity for the asset or liability. This category includes auction rate securities, and certain equity and fixed income securities not actively traded.

Valuation Techniques

The Company generally utilizes third-party pricing services to value investment securities. The Company reviews the methodologies and assumptions used by the third-party pricing services and evaluates the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on third-party market data. As a result of the review, the Company may occasionally adjust certain values provided by the third-party pricing service when the adjusted price most appropriately reflects the fair value of the particular security.

Equity securities (corporate stocks): All equity securities that are publicly traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Equity securities which are not actively traded, but which are priced based on similar assets traded in active markets are given a Level 2 rating. All equity securities that are not actively traded and are valued with unobservable inputs significant to the measurement are classified as Level 3.

Corporate obligations & CDs: Corporate obligations and CDs which are priced based on similar assets traded in active markets or other observable inputs are given a Level 2 rating.

Government and agency obligations: The fair values of government and agency obligations are based on observable market data and are therefore classified as Level 2 securities.

Municipal obligations: Municipal obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonableness, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the valuation to management's observations of those inputs in the market.

Contingent payment arrangements: Contingent payment arrangements relate to contingent payment liabilities associated with various acquisitions and are included in other liabilities in the Consolidated Statement of Financial Condition. Annually, the Company estimates the fair value of the contingent consideration expected to be paid using Monte Carlo simulations. These estimates include significant unobservable market inputs and are given a Level 3 rating.

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a three-to-ten-year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. Accrued bonuses of $18,779,343 corresponding to loan amortization are included in accrued compensation in the Consolidated Statement of Financial Condition.

Current Expected Credit Losses

The Company assessed the current expected credit loss for assets in scope of ASU 326 below:

Receivables from clients: Receivables from clients is primarily composed of margin loan balances. The value of the securities owned by clients and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition and the collateral was not repledged or sold as of December 31, 2023. The Company considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

To estimate expected credit losses on margin loans, the Company applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of the collateral at the reporting date. Margin loans are limited to a percentage of the total value of the securities held in the client's account against those loans. The Company requires, in the event of a decline in the market value of the securities in a margin account, the client to deposit additional securities or cash so that, at all times, the value of the securities in the account, at a minimum, cover the loan to the client. As such, the Company reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the amortized cost bases of the margin loans and, as a result, we consider the credit risk associated with these receivables to be minimal. In circumstances when a loan becomes under-collateralized and the client fails to deposit additional securities or cash, we reserve the right to liquidate the account and therefore the expected credit loss for those loans was zero as of December 31, 2023.

Receivables from revenue contracts with customers: The majority of our revenue receivables are from investment advisory fees, and distribution revenues, that are typically paid out of the client accounts or third-party products consisting of cash and securities. Due to the size of the fees in relation to the value of the cash and securities in accounts or funds, the collateral value always exceeds the amortized cost basis of the receivables, resulting in a remote risk of loss. In addition, the receivables have a short duration, generally due within 30 to 90 days, and there is no historical evidence of market declines that would cause the fair value of the underlying collateral to decline below the amortized cost of the receivables.

The Company considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being under collateralized or unpaid. The expected credit loss for receivables from revenue contracts with customers was zero as of December 31, 2023.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are reported as collateralized financing and are carried at cost within the Consolidated Statement of Financial Condition. The fair value of the underlying collateral must equal or exceed 102% of the carrying amount of the transaction. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate. As of December 31, 2023, there is no allowance provision required for the collateral advanced.

Employee loans: As discussed above, employee loans are primarily comprised of loans provided to certain key revenue producing financial advisors, primarily for recruiting, transitional cost assistance, and retention purposes. These loans meet the definition of a financial asset at amortized cost, as the employer has to have the right to receive payment for the loan from the employee, including in circumstances where employment is terminated. The Company is exposed to a loss if the employee terminates with an outstanding balance and is not able to repay. The Company developed an estimate of potential credit losses for active employee loans based upon historical information, current conditions, and reasonable and supportable forecasts. As a result, employee loans of $294,672,009 are net of current expected credit losses of $768,021 in the Consolidated Statement of Financial Condition.

Dividend Reinvestment Programs

The Company offers a dividend reinvestment plan (DRIP) that allows clients to reinvest their cash dividends into additional fractional shares of the underlying stock on the dividend payment date. When a fractional share resulting from the reinvestment of cash dividends is attributed to a client, the Company records the reinvested dividends for the client-held fractional share as pledged collateral recorded in other assets with an offsetting liability to repurchase the shares, recorded in other liabilities on the Consolidated Statement of Financial Condition. As of December 31, 2023, the corresponding asset and liability for the DRIP program was $18,735,390.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Taxes

For income tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a benefits for loss basis and makes the required tax payments to Penn Mutual.

Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company accounts for income taxes according to ASC 740, *Income Taxes*.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Company, as a disregarded entity for federal tax purposes, has limited state income tax liability.

Investments in Partnerships

The Company invests in limited partnerships and limited liability companies which, in accordance with ASC 810, *Consolidation*, do not meet the requirements for consolidation. Within these investments are two interests in limited partnerships (the "LPs") in which the Company has a significant interest but is not the primary beneficiary under ASC 810. The Company's determination of the primary beneficiary for each of the LPs for which it has a significant interest requires judgment based on all relevant facts and circumstances, including the following: (1) our risk of loss is limited to our investment in the LPs, and (2) the Company does not have controlling interest or any management input into the operations of the LPs. The LPs were organized in February 2000 and November 2005 for the purpose of investing in start-up entities with the goal of capital appreciation.

Distributions that are recorded as return on capital reduce the carrying value of the limited partnership investment. Refer to Note 3 for additional information.

Furniture, Equipment and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on leasehold improvements is recorded on a straight-line basis over the length of the lease. Furniture, equipment, and leasehold improvements, net consist of the following as of December 31, 2023:

	2023	Useful Life
Furniture and equipment	56,668,109	3-7 Years
Leasehold improvements	71,458,081	1-16 Years
Grant contra asset	(9,510,000)	3-16 Years
	$ 118,616,190	
Less: Accumulated depreciation	(82,135,294)	
Furniture, equipment and leasehold improvements, net	$ 36,480,896	

Grant Agreement

In 2012 the Company received grant funds from the Commonwealth of Pennsylvania under the Redevelopment Authority Capital Program ("RACP") and Opportunity Grant Program. As there is no specific U.S. GAAP guidance, the Company has analogized the guidance from International Accounting Standard ("IAS") No. 20, *Accounting for Government Grants and Disclosure of Government Assistance*, to account for the grant funds. The funds received from the grant are recorded to the Consolidated Statement of Financial Condition under "Furniture, equipment, and leasehold improvements at cost" as contra

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

assets, so that they are matched on the Consolidated Statement of Financial Condition as an offset to the specific assets for which the Company received reimbursement. As of December 31, 2023, the Company had $2,796,353 in deferred grant revenue recorded as contra assets in the Consolidated Statement of Financial Condition.

Leases

The Company leases office space under operating leases and determines if an arrangement is an operating or finance lease at inception. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right-of-use ("ROU") asset and lease liability at the commencement date of the lease. ROU assets and lease liabilities will be initially measured as the present value of the sum of the remaining minimum lease payments utilizing an incremental borrowing rate determined in accordance with ASC 842. The lease liability is decreased by the cash payment made and increased by the interest expense accreted on a monthly basis. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses the applicable federal rates. The implicit rates of our leases are not readily determinable and accordingly, we use the applicable federal rates as posted by the IRS on a monthly basis. Our lease terms may include options to extend or terminate the lease. The ROU assets and lease liabilities are adjusted when a new lease or amendment is signed.

Lease costs related to these operating leases is recognized on a straight-line basis over the term of the lease. Other variable contractual obligations, such as operating expenses, and real estate taxes are accounted for as period costs and expensed as incurred.

Derivative Financial Instruments

The Company maintains a deferred award program for its financial advisors in which awards are granted based on prior year gross production as discussed in Note 15. These awards cliff vest over five or seven year periods. Financial advisors must be present at the time of vesting to be paid the award. The Company allows the financial advisors to select from a menu of investment options upon which the applicable cumulative investment gains or losses will be paid at the time of full vesting. Beginning with the award granted in 2013, the Company, in order to hedge its market risk associated with these elections uses total return swaps designated as cash flow hedges under ASC 815, *Derivatives and Hedging*, in order to provide the market returns and match the appropriate gains/losses on the hedges to the associated compensation liability. Net cash settlements are passed between the parties on a monthly basis and then reestablished each month based on the current market value and any cumulative changes in the underlying elections by the financial advisors.

Cash collateral is posted throughout the month on any market movements in excess of $100,000. Collateral of $5,090,000 was exchanged between the parties to satisfy any margin requirements as of December 31, 2023. The maximum length of time which the Company is hedging its exposure to the variability in future cash flows is seven years.

At inception, the Company determined that the total return swaps met the criteria for hedge accounting. Ongoing effectiveness evaluations are made for the total return swaps that are designated and qualifying as a hedge.

The Company enters into US Treasury bond and note futures contracts as part of its fixed income business, to manage interest rate risk associated with its municipal bond inventory. These positions are executed directly with another financial institution, which requires the Company to maintain a minimum margin with the institution. Variation margin and intra-day margin may also be required if the market moves against the underlying positions. As of December 31, 2023, the Company had a net receivable with the counterparty of $1,685,463 recorded in other assets on the Consolidated Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table provides the notional value and fair value of the Company's derivative instruments as of December 31, 2023:

	Number of Contracts	Notional Value	Consolidated Statement of Financial Condition	Receivable/ (Payable) Fair Value
Derivatives designated as hedging instruments:				
Total return swaps	49	$ 92,715,794	Other liabilities	$ (392,265)
Derivatives not designated as hedging instruments:				
Treasury futures	4	$ (42,177,875)	Other assets	$ 1,685,463

3. FAIR VALUE MEASUREMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. Refer to Note 2 for a further discussion on the Company's policies.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2023

Assets Securities owned, at fair value	Quoted prices in active markets (Level 1)	Significant other observable imputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities, ETFs, & options	634,824	645,710	218,575	1,499,109
Preferred Equity		19,612,778	1,785,173	21,397,951
Corporate Bonds & CDs		143,945,836	68,496	144,014,332
Municipal Bonds		60,048,229	4,382	60,052,611
Government and agency obligations		68,281,237		68,281,237
Other Investments			9,853,312	9,853,312
Total assets measured at fair value	**634,824**	**292,533,790**	**11,929,938**	**305,098,552**

Liabilities	Quoted prices in active markets (Level 1)	Significant other observable imputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities, ETFs, & options	5,026,173	6,706	47	5,032,926
Preferred Equity		11,672,623	792,664	12,465,287
Corporate Bonds & CDs		90,090		90,090
Municipal Bonds		10,004		10,004
Government and agency obligations		15,963,324		15,963,324
Contingent payment arrangements			12,235,000	12,235,000
Total liabilities measured at fair value	**5,026,173**	**27,742,747**	**13,027,711**	**45,796,631**

3. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2023:

	Equities, ETFs, & options	Preferred Equity	Corporate Bonds & CDs	Municipal Bonds	Other Investments	Total
Balance, beginning of period	41,888	327	55,723	4,334	8,398,796	8,501,068
Unrealized gains (losses)	31,364	4	15,631	494	1,451,400	1,498,893
Purchases	149,026	1,784,852	2	-	3,116	1,936,996
Sales	(3,750)	(792,674)	(2,860)	(446)	-	(799,730)
Balance, end of period	218,528	992,509	68,496	4,382	9,853,312	11,137,227

The following table presents change in carrying value associated with Level 3 financial Instruments carried at fair value, classified as contingent payment arrangements as of December 31, 2023:

Balance, beginning of period	2,755,000
Additions	11,500,000
Deductions	(2,020,000)
Balance, end of period	12,235,000

The following represent financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition:

Short-term financial instruments: The carrying amount of short-term financial instruments, including cash and cash equivalents, segregated cash, and short-term bank loans are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration. These instruments have no stated maturity and carry interest rates that approximate market rates.

Receivable and other assets: Receivables from customers, broker-dealers, and other operating receivables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

COLI: These financial instruments are carried at cash surrender value of the policies, which approximates fair value.

Employee loans and advances: These financial instruments have a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. As of December 31, 2023, the Company estimated fair value of $337,843,491 based on estimated future cash flows and estimated discount rates compared to the carrying value of $294,672,009 on the Consolidated Statement of Financial Condition.

Payables: Payable to customers, broker-dealers, and other payables are recorded at book value, which approximates the fair value of these instruments due to their relatively short duration.

Liabilities subordinated to the claims of general creditors: These financial instruments have a stated maturity with a fixed interest rate. As of December 31, 2023, the Company estimated fair value of $601,292,719 based on estimated future cash flows and estimated discount rates compared to the carrying value of $585,000,000 on the Consolidated Statement of Financial Condition.

4. ACQUISITIONS

On December 29, 2023, the Company completed the acquisition of TM Capital Corp. ("TM Capital"). TM Capital is a middle market investment bank specializing in M&A advisory across the business services, industrials, healthcare, and consumer sectors with offices in Atlanta, Boston, and New York City. The aggregate purchase price net of cash acquired was $56,989,482, including $11,500,000 of non-cash consideration. Acquisition-related costs were expensed as incurred.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Accordingly, the Company measured goodwill as the excess of the acquisition date fair value of the consideration transferred over the amount of acquisition date identifiable assets acquired. The Company recorded $52,896,054 of goodwill on the Consolidated Statement of Financial Condition. Identifiable intangible asset purchased by the Company consisted of in-process engagements with an acquisition date fair value of $3,580,000. Refer to Note 11 for further details.

The Company recognized a liability for estimated earn-out payments of $11,500,000 on the acquisition date. These payments will be based on TM Capital's performance over a four-year period with a maximum potential payout of $32,000,000. The liability recorded was included in other liabilities on the Consolidated Statement of Financial Condition. Refer to Note 11 for further information on the impact of this acquisition on the Consolidated Statement of Financial Condition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	434,550
Property and equipment	354,672
Intangible assets	3,580,000
Goodwill	52,896,054
Right of use assets	2,982,658
Other long-term assets	151,739
Total assets acquired	60,399,673
Current Liabilities	3,078,403
Lease liabilities	2,982,658
Total liabilities acquired	6,061,061
Total purchase price	57,049,666
Less: Cash acquired	60,184
Total purchase price, net of cash acquired	56,989,482

5. SHORT-TERM BANK LOANS

The Company borrows from four banks in connection with the securities settlement process and to finance margin loans made to customers. As of December 31, 2023, the Company had borrowed $4,800,000 from uncommitted open lines of credit from the four banks. The borrowings minimum requirements were collateralized by customer-owned securities valued at approximately $380,000 and Company owned securities valued at approximately $5,280,000. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The borrowings are demand obligations and generally require interest based upon the federal funds rate. As of December 31, 2023, the weighted-average interest rate on these

5. SHORT-TERM BANK LOANS (CONTINUED)

borrowings was approximately 5.66%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $35,446,478, are not collateralized.

6. SUBORDINATED NOTES PAYABLE

The subordinated notes payable ("Notes") are subordinated to the claims of general creditors. The Notes may only be repaid if the Company remains in compliance with its minimum net capital requirements. The Notes were approved by FINRA and amounts borrowed against the Notes are available in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1").

The following table presents information about the Company's Notes as of December 31, 2023:

Lender	Available Amount	Borrowed Amount	Maturity Date	Interest Rate
Penn Mutual	$ 65,000,000	$ 65,000,000	3/13/2029	7% - 10%
PA Insurance & Annuity Co*	40,000,000	40,000,000	8/19/2031	9%
Penn Mutual	100,000,000	100,000,000	9/15/2036	8%
Penn Mutual	130,000,000	130,000,000	12/21/2038	8%
Penn Mutual	100,000,000	100,000,000	12/21/2038	8%
Penn Mutual	150,000,000	150,000,000	8/19/2041	8% -15%
	$ 585,000,000	$ 585,000,000		

*Pennsylvania Insurance & Annuity Company is a fully owned subsidiary of Penn Mutual

7. LINE OF CREDIT

The Company has two lines of credit for $50,000,000 each; one unsecured line of credit "LOC" with Penn Mutual Life Insurance Company and one unsecured "LOC" with US Bank. The LOCs bear interest at 25bps per annum of the average daily unused amount. Once drawn upon, the LOC shall bear interest at a rate to be determined at the time of the advance. At December 31, 2023, the Company had not drawn on either LOC and was in compliance with all covenants imposed by the agreements.

8. MEMBER'S EQUITY

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company.

9. TAXES

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

9. TAXES (CONTINUED)

The significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2023 relate to the following:

Deferred tax assets:		
Employee benefit liabilities	$	33,377,177
Lease Liabilities		22,327,276
Loss contingencies		44,100
Total deferred tax asset		55,748,553
Deferred tax liabilities:		
Right-of-use Assets		(18,366,703)
Firm investments		(5,689,235)
Other		(1,555,813)
Depreciation		(1,573,928)
Unrealized gain on cash flow hedge		(662,982)
Total deferred tax liability		(27,848,661)
Deferred tax asset, net	$	27,899,892

The Company files a consolidated federal income tax return with its parent, Penn Mutual, and is subject to taxation in the U.S. and various state jurisdictions. Based on the inter-company tax allocation agreements, each subsidiary's tax liability or refund is accrued on a benefits for loss basis. As of December 31, 2023, the Company has a current tax payable of $512,836 to Penn Mutual.

10. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. As of December 31, 2023, the Company's net capital was $226,299,961 which was $209,951,248 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 27.68%.

Net assets of JTC and TM Capital of $11,089,962 and $4,500,000, respectively, are included as non-allowable assets in a consolidated computation of the Company's net capital, because the net assets of the subsidiary are not readily available for the protection of the Company's customers, broker dealers, and other creditors, as permitted by Rule 15c3-1.

11. GOODWILL AND INTANGIBLE ASSETS

ASC 350, *Intangibles – Goodwill and Other*, provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. The Company tests for the impairment of goodwill annually, or more frequently when negative conditions or triggering events occur, in accordance with ASC 350.

Under this guidance, a Company is first permitted to assess certain qualitative factors (referred to as "step zero"), and if it is determined, based on this qualitative assessment, to be more likely than not that the fair value of the reporting unit is less than

11. GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

its carrying amount, the Company must perform the quantitative analysis of goodwill impairment test. The Company's operating activities are considered one reporting unit for the purpose of goodwill impairment testing. Management performs annual impairment testing as of September 30. Management's qualitative analysis did not indicate impairment of the goodwill asset. During the year ended December 31, 2023, no impairment charges were recognized.

The following table presents our net identifiable intangible asset balances as of December 31, 2023:

Finite-lived intangible assets		Useful Life
Investment banking relationship	4,600,000	5 years
Client relationships	5,377,101	2 - 10 years
Tradename	1,600,000	5 years
	11,577,101	
Accumulated amortization		
Investment banking relationship	(4,293,334)	
Client relationships	(464,277)	
Tradename	(1,493,333)	
	(6,250,944)	
Net finite-lived intangible assets	5,326,157	

12. LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2023 are as follows:

2024	$	24,589,158
2025		23,107,940
2026		20,902,796
2027		18,766,896
2028		14,183,964
Thereafter		18,158,307
Total lease payments		119,709,061
Less: imputed interest	$	(10,406,042)
Total lease liabilities	$	109,303,019

Lease term and discount rate for operating leases as of December 31, 2023 are as follows:

Weighted average remaining lease term	5.5 years
Weighted average discount rate	2.72%

13. COMMITMENTS AND CONTINGENCIES

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *Contingencies*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2023, a reserve for litigation of $1,340,000 is included in other liabilities on the Consolidated Statement of Financial Condition.

The Company has investments in various partnerships to which it is required to commit a minimum amount of capital. As of December 31, 2023, the Company has contributed $492,943 as an investment and has no future commitment. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners.

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices, which are immaterial. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments.

The Company has outstanding commitments, which the Company estimates to be approximately $45,155,136 to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets in the future.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition as of December 31, 2023, at the fair values of the related securities, and will incur a loss if the fair values of the securities increases subsequent to December 31, 2023.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits of $250,000 per bank.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

As of December 31, 2023, the Company had utilized $260,092,572 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

15. EMPLOYEE BENEFIT PLANS

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or seven years. The participants' balances change based on a variable rate of return. As of December 31, 2023, Corporate Owned Life Insurance ("COLI") was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $111,630,333. The Company also holds additional COLI policies to insure key financial advisors, which are also carried at the cash surrender value of the underlying policies of $91,854,783.

16. RELATED PARTY TRANSACTIONS

During the year, the Company entered into transactions with Penn Mutual to provide annuity and insurance contracts to its customers as part of its normal course of business.

The Company utilizes Penn Mutual's internal audit, tax and executive oversight departments. For the year ended December 31, 2023, a payable of $441,000 is included in other liabilities on the Consolidated Statement of Financial Condition related to these services provided by Penn Mutual.

The Company pays interest quarterly on the Notes and Line of Credit to Penn Mutual (see Note 6 and 7). As of December 31, 2023, interest payable of $11,776,389 is included in other liabilities on the Consolidated Statement of Financial Condition.

17. SUBSEQUENT EVENTS

In accordance with ASC 855, *Subsequent Events*, we evaluate subsequent events that occurred after the Consolidated Statement of Financial Condition date but before the financial statements have been issued. There are two types of subsequent

17. SUBSEQUENT EVENTS (CONTINUED)

events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the Consolidated Statement of Financial Condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the Consolidated Statement of Financial Condition but arose after that date. The Company evaluated subsequent events through February 21, 2024, the date the consolidated financial statements were available to be issued. Based on the evaluation the Company did not identify any recognized subsequent events that would have required adjustment to the consolidated financial statements.

Supplemental Information

JANNEY MONTGOMERY SCOTT LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Net capital:

Total member's equity	$ 213,520,337

Add:

Subordinated borrowings allowable in computation of net capital	585,000,000
Total capital and subordinated borrowings	798,520,337

Deductions and/or charges:

Non-allowable assets:

Employee loans and advances	275,892,665	
Goodwill and intangible assets	145,749,351	
Deferred tax asset	27,899,892	
Furniture, equipment, and leasehold improvements	25,497,505	
Receivable from customers	264,629	
Other investments	17,075,193	
Investments in subsidiaries, partnerships, and affiliates	16,082,905	
Other assets	34,559,476	
		543,021,616
Aged fails-to-deliver		212,932
Aged short security differences and unconfirmed transfers in excess of 40 calendar days		236,001
Other deductions and/or charges		1,015,586
Total deductions and/or charges		544,486,135
Net capital before haircuts on securities positions		$ 254,034,202

JANNEY MONTGOMERY SCOTT LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2023

Haircuts on securities positions:	
Trading and investment securities	$ 27,734,241
Total haircuts on securities positions	27,734,241
Net capital	226,299,961
Computation of net capital requirement:	
2% of aggregate debit items (or $1,000,000 if greater) as shown in formula for reserve requirements	16,348,713
Excess net capital	$ 209,951,248
Net capital percentage	27.68%

The above computation does not materially differ from the Computation of Net Capital under Rule 15c3-1 in the December 31, 2023 FOCUS Report filed as of January 24, 2024.